United States securities and exchange commission logo





           May 21, 2024

       Matthew Horwath
       SVP & Chief Financial Officer
       FARO TECHNOLOGIES INC
       125 Technology Park
       Lake Mary, Florida 32746

                                                        Re: FARO TECHNOLOGIES
INC
                                                            10-K filed February
28, 2024
                                                            File No. 000-23081

       Dear Matthew Horwath:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




           Sincerely,


           Division of Corporation Finance

           Office of Industrial Applications and

           Services